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For investor information
Motti Gadish
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

                  Retalix Calls 2008 Annual Shareholder Meeting

Ra'anana, Israel, August 27, 2008 - Retalix(R) Ltd. (NASDAQ-GS: RTLX), today announced that it has scheduled its 2008 annual shareholders meeting to take place October 7, 2008 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel. If a quorum is not present by 10:30 a.m. on the date of the meeting, the meeting will stand adjourned to October 15, 2008, at the same time and place. The record date for the meeting is September 2, 2008.

The agenda of the meeting is as follows:

       1. To elect the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O'Reilly and Itschak Shrem.

       2. To elect Dr. Zvi Lieber as an external director to the Board of Directors of the Company.

       3.         To approve the compensation of our Chief Executive Officer.

       4. To amend the Amended and Restated Articles of Association of the Company to authorize the Company to donate reasonable sums to charity.

       5. To approve the grant of letters of indemnification to our directors.

       6. To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.

       7. To discuss the financial statements of the Company for the year ended December 31, 2007.


Item 1 and Items 3 through 6 require the approval of a simple majority of the shares voted on the matter. Item 2 requires the approval of a majority of the shares voted on the matter including at least two-thirds of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares). Item 7 will not involve a vote of the shareholders.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about September 7, 2008, to the Company's shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members.

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